Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated August 3, 2018, relating to the consolidated financial statements of Microsoft Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue from contracts with customers and for accounting for leases in fiscal year 2018 due to the adoption of the new revenue standard and new lease standard, respectively), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Microsoft Corporation for the year ended June 30, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

October 30, 2018